UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-35084

EXTORRE GOLD MINES LIMITED
(Translation of registrant's name into English)

Suite 1660 - 999 West Hastings Street, Vancouver, British Columbia  V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Extorre Gold Mines Limited
(Registrant)

Date: March 11, 2011	By:	/s/ Darcy Daubaras
	Name:	Darcy Daubaras
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated March 10, 2011